Mail Stop 0407

      							August 9, 2005

Via U.S. Mail and Fax
Ms. Synthia Pelini, Chief Financial Officer
Satelites Mexicanos, S.A. de C.V.
Blvd. M. Avila Comacho No.40, 23rd Floor
Col. Lomas de Chapultepec
11000 Mexico D.F.
Mexico

	RE:	Satelites Mexicanos, S.A. de C.V.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 30, 2005


Dear Ms. Pelini:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for Fiscal Year Ended December 31, 2004

MD&A, Selling and administrative expenses, page 43

1. Please tell us the nature of your $2.8 million cancellation of allowances for doubtful accounts.

Note 2. Revenue Recognition, page F-12

2. Please refer to your disclosure on page 20. We note that you have began to offer bundled services that include satellite capacity, equipment and maintenance for video, data and broadband customers. Tell us how you account for such arrangements and why your revenue recognition policy is not disclosed. Refer to EITF 00-21.

3. Please refer to your disclosure on page 22. We note that you distribute Spanish-language programming. Tell us the amount of the
2004, 2003 and 2002 revenues generated from this arrangement and why your revenue recognition policy is not disclosed.

Note 9. Commitments and Contingencies, page F-21

4. Please tell us if the technical failures in Satmex 5 resulted in a loss of satellite capacity. If so, tell us how you determined that there was no impairment under FAS 144.

Item 15.  Controls and Procedures, page 66

5. We note your disclosure that "[o]ur CEO and chief financial officer (`CFO`) have evaluated the effectiveness of our `disclosure controls and procedures` (as defined in Exchange Act rules 13a-
14(c)
and 15d-14(c)) as of December 31, 2004."   Revise your future
filings
and confirm for us in your response letter that you have evaluated the effectiveness of your disclosure controls and procedures in accordance with Exchange Act rules 13a-15(e) and 15d-15(e) (emphasis added).

6. We also note your disclosure that "[t]hese controls and procedures were designed to ensure that material information relating to us is communicated to the CEO and CFO." In future filings, revise to include a complete definition of disclosure controls and procedures as defined in Rule 13a-15(e), including that they ensure that information is recorded, processed, summarized and reported within the time periods specified in the Commission`s rules and forms, or simply state that your disclosure controls and procedures are effective. Also confirm to us, in your response letter, that your evaluation was conducted using a complete definition of controls and procedures stated in Rule 13a-15(e).


7. We note your disclosure that "[t]here have been no significant changes in our internal controls and procedures or in other factors that could significantly affect these controls and procedures subsequent to the date of this evaluation." (emphasis added). Item
308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us in your response letter that there was no change in your internal control over financial reporting that occurred during the period covered by your annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Nicole Holden, Staff Accountant, at
(202)551-
3374 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384,
at
(202) 551-3836 if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director



??

??

??

??